

December 13, 2022

Scott Kirk
Chief Financial Officer
Argo Group International Holdings, Ltd.
90 Pitts Bay Road
Pembroke HM 08
Bermuda

>   **Re: Argo Group International Holdings, Ltd.**
>   **Form 10-K for Fiscal Year Ended December 31, 2021**
>   **Form 10-K for Fiscal Year Ended December 31, 2020**
>   **File No. 001-15259**

Dear Scott Kirk:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Finance